UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-4188

ads-tec Energy Public Limited Company

(Exact name of Registrant as specified in its charter)

Not applicable	Ireland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland
(Address of Principal Executive Offices)

Thomas Speidel, Chief Executive Officer

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel: +353 1 920 1000

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ADS-TEC Energy GmbH Completes Business Combination with European Sustainable Growth Acquisition Corp.

Company to be Named ADS-TEC Energy PLC and List on Nasdaq Under the Ticker "ADSE"

NÜRTINGEN, Germany and NEW YORK, Dec. 23, 2021 /PRNewswire/ -- ADS-TEC Energy GmbH ("ADS-TEC Energy" or "the Company"), a global leader in battery-buffered ultrafast charging technology, today announced that it has completed its business combination with European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG) ("EUSG"), a publicly traded special purpose acquisition company focused on identifying European-based, high growth, technology-enabled businesses that utilize green technologies.

The business combination was approved by the Board of Directors of EUSG and ADS-TEC Energy, and approved by EUSG shareholders at an extraordinary general meeting held on December 21, 2021. Approximately 94% of the votes cast were in favor of the business combination, representing approximately 67% of the EUSG ordinary shares outstanding at the time of the vote. The combined company is named ADS-TEC Energy PLC and its ordinary shares and warrants will begin trading on Nasdaq on December 23, 2021 under the tickers "ADSE" and "ADSEW" respectively.

"ADS-TEC Energy is now well positioned to expand the development and deployment of our battery-buffered technology platforms throughout European and U.S. markets," said Thomas Speidel, Founder and CEO of ADS-TEC Energy. "We have already delivered hundreds of battery-buffered ChargeBox platforms, and are rapidly expanding our reach to meet the ever-growing need for ultra-fast charging capabilities and deliver charging speeds that would otherwise not be possible everywhere on existing grids."

"We are pleased to receive the overwhelming support of our shareholders," said Lars Thunell, Chairman of EUSG. "ADS-TEC Energy's battery-buffered technology platforms are truly differentiated in the industry, enabling ultra-fast charging speeds to be delivered and typically without costly grid infrastructure upgrades. With this transaction completed, the Company can continue its accelerated global expansion that will contribute to the electrification of our economy."

At a time when the world needs tangible and scalable solutions to climate change, ADS-TEC Energy's battery-buffered technology enables widespread, ultra-fast charging (up to 320 kW) on existing power-limited grids without additional infrastructure power upgrades. This allows for the introduction of ultra-fast charging to previously unaddressed geographies and segments such as city centers, remote and rural areas, helping to ensure more inclusive access to EV charging. ADS-TEC Energy's electric vehicle charging platforms can offer operators in the future also the opportunity to generate multiple revenue streams, including advertising, grid services, swarm operations and intelligent distributed energy management. In addition, the Company's established commercial and industrial platforms offer customizable energy storage solutions that optimize energy management and enable a variety of grid services for customers.

Leadership

ADS-TEC Energy PLC's Board of Directors will be comprised by Chairman Prof. Dr. Kurt J. Lauk, Founder and President of Globe CP GmbH and with a long history in the automotive sector, Joseph Brancato, Chairman of Gensler, Bazmi Husain, former CTO of ABB, Salina Love, COO Ophir Holdings and Thomas Speidel, CEO and Founder of ADS-TEC Energy. ADS-TEC Energy's management team will be led by Founder and Chief Executive Officer Thomas Speidel, who will continue to lead the combined company. Hakan Konyar as CPO, John Neville as CSO and Dr. Thorsten Ochs as CTO complete the Management Team.

Transaction Overview

The pro forma market capitalization of the combined company is approximately $484 million, which includes $152 million in EUSG's Private Investment in Public Equity ("PIPE") at $10 per share that closed on December 21, 2021. A substantial portion of the funds from the PIPE will be used to accelerate the development of ADS-TEC Energy's charging platforms and continue to expand the Company's reach into the United States and Europe.

Advisors

EarlyBirdCapital and ABN AMRO Securities (USA) LLC served as financial advisors to EUSG and placements agents in the PIPE. Carnegie Investment Bank served as a selling agent in the PIPE. Raymond James served as M&A advisor to EUSG and placement agent in the PIPE. The German KPMG member firm served as M&A advisor to ADS-TEC Energy. Reed Smith LLP served as lead legal counsel to EUSG, Arthur Cox served as legal advisor in Ireland and Maples Group served as legal advisor in the Cayman Islands to EUSG and CMS Hasche Sigle Partnerschaft von Rechtsanwälten und Steuerberatern mbB supported by Alston & Bird LLP served as legal advisors to ADS-TEC Energy.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, but not limited to, statements regarding ADS-TEC Energy PLC's proposed business and business model, the markets and industry in which ADS-TEC Energy PLC and its subsidiaries (collectively, the "ADSE Group") intend to operate, the anticipated timing of the commercialization and launch of the ADSE Group's business and appointments to ADS-TEC Energy PLC's board and management.

When used herein, including any oral statements made in connection herewith, the words "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ADS-TEC Energy PLC disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ADS-TEC Energy PLC caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ADS-TEC Energy PLC. These risks include, but are not limited to, (1) risks related to the rollout of ADS-TEC Energy PLC's business and expansion strategy; (2) consumer failure to accept and adopt electric vehicles; (3) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (4) the possibility that ADS-TEC Energy PLC's technology and products could have undetected defects or errors; (5) the effects of competition on ADS-TEC Energy PLC's future business; (6) the inability to successfully retain or recruit officers, key employees, or directors following the business combination; (7) changes in applicable laws or regulations; (8) the possibility that the novel coronavirus ("COVID-19") may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy PLC; (9) the possibility that ADS-TEC Energy PLC may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by ADS-TEC Energy PLC. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact ADS-TEC Energy PLC's expectations and projections can be found in ADS-TEC Energy PLC's periodic reports and other SEC filings that are available publicly on the SEC's website at http://www.sec.gov.

About ADS-TEC Energy

ADS-TEC Energy Inc. is a US subsidiary of ADS-TEC Energy GmbH. ADS-TEC Energy GmbH is a subsidiary of ADS-TEC Energy, a public-listed company in Ireland and on NASDAQ. ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery-based, fast-charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information on www.adstec-energy.com

Contacts:

United States:
Barbara Hagin
Breakaway Communications
bhagin@breakawaycom.com
+1 408-832-7626

Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com
+1 917-626-9515

Europe:
Burkhard Leschke Brand Relations GmbH
Burkhard Leschke
b.leschke@blbr.de
+49 16093803331

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ads-tec Energy PLC

December 23, 2021	By:	/s/ Thomas Speidel
	Name:	Thomas Speidel
	Title:	Chief Executive Officer

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